EXHIBIT 12.3

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES – PROGRESS ENERGY, INC.

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2012	2011	2010	2009	2008
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$527	$910	$1,406	$1,237	$1,173
Fixed charges	884	827	846	813	768
Deduct:
Interest capitalized(b)	41	35	32	39	40
Pre-tax income (loss) attributable to noncontrolling interests of subsidiaries that have not incurred fixed charges	2	3	3	―	5
Preference security dividend requirements of consolidated subsidiaries	6	6	7	7	7
Total earnings	$1,362	$1,693	$2,210	$2,004	$1,889

Fixed charges:
Interest on debt, including capitalized portions(b)	$782	$769	$788	$774	$679
Estimate of interest within rental expense	96	52	51	32	82
Preferred dividend requirements	6	6	7	7	7
Total fixed charges	$884	$827	$846	$813	$768
Ratio of earnings to fixed charges	1.6	2.1	2.6	2.5	2.5
Ratio of earnings to fixed charges and preferred dividends combined(c)	1.5	2.1	2.6	2.5	2.5

(a)	Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)	Excludes the equity costs related to Allowance for Funds Used During Construction that are included in Other Income and Expenses in the Condensed Consolidated Statements of Operations.
(c)	For all periods presented, Progress Energy, Inc. had no preferred stock outstanding.